CUSIP NO. 367339-10-8             Schedule 13D                       Page 1 of 8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              GateField Corporation
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)

                                   367339-10-8
                                 (CUSIP Number)

                              Mr. Jonathan Huberman
                              Idanta Partners Ltd.
                     4660 La Jolla Village Drive, Suite 850
                       San Diego, CA 92122 (619) 452-9690
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 367339-10-8             Schedule 13D                       Page 2 of 8

--------------------------------------------------------------------------------
1          Name of Reporting Person
           IDANTA PARTNERS LTD.
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
                         7,240,350 (1)
 NUMBER OF      ----------------------------------------------------------------
  SHARES        8        SHARED VOTING POWER
BENEFICIALLY             NONE
 OWNED BY       ----------------------------------------------------------------
   EACH         9        SOLE DISPOSITIVE POWER
 REPORTING               7,240,350 (1)
  PERSON        ----------------------------------------------------------------
   WITH         10       SHARES DISPOSITIVE POWER
                         NONE
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,240,350 (1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.5% (2)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(1) Consists of 3,620,175 shares of Common Stock issuable upon conversion of 790,000 shares of Series B Convertible Preferred Stock ("Series B Stock") and 3,620,175 shares of Common Stock held by the Reporting Person.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 40,234,801 shares of Common Stock, plus the 3,620,175 shares of Common Stock issuable upon conversion of 790,000 shares of Series B Stock.

CUSIP NO. 367339-10-8             Schedule 13D                       Page 3 of 8

--------------------------------------------------------------------------------
1          Name of Reporting Person
           DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------
                 7         SOLE VOTING POWER
                           1,833,000 (1)
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8         SHARED VOTING POWER
 BENEFICIALLY              7,240,350 (2)
    OWNED        ---------------------------------------------------------------
   BY EACH       9         SOLE DISPOSITIVE POWER
  REPORTING                1,833,000 (1)
    PERSON       ---------------------------------------------------------------
     WITH        10        SHARED DISPOSITIVE POWER
                           7,240,350 (2)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,073,350 (2)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
           CERTAIN SHARES
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.3% (3)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           GRANTOR TRUST
--------------------------------------------------------------------------------

(1) Consists of 916,500 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Stock and 916,500 shares of Common Stock held by the Reporting Person.
(2) Consists of, or includes, the 7,240,350 shares of Common Stock beneficially owned by Idanta Partners Ltd., the voting power of which is shared by its general partners, Dunn Family Trust and Jonathan Huberman.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 40,234,801 shares of Common Stock, plus an aggregate of 4,536,675 shares of Common Stock issuable upon conversion of Series B Stock.

CUSIP NO. 367339-10-8             Schedule 13D                       Page 4 of 8

--------------------------------------------------------------------------------
1          Name of Reporting Person
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JONATHAN HUBERMAN
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
                         NONE
 NUMBER OF       ---------------------------------------------------------------
   SHARES        8       SHARED VOTING POWER
BENEFICIALLY             7,240,350 (1)
  OWNED BY       ---------------------------------------------------------------
    EACH         9       SOLE DISPOSITIVE POWER
 REPORTING               NONE
PERSON WITH      ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         7,240,350 (1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,240,350 (1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
           CERTAIN SHARES
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.5% (2)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

(1) Consists of 3,620,175 shares of Common Stock issuable upon conversion of 790,000 shares of Series B Stock and 3,620,175 shares of Common Stock held by Idanta Partners Ltd., of which Mr. Huberman is a general partner.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 40,234,801 shares of Common Stock, plus 3,620,175 shares of Common Stock issuable upon conversion of 790,000 shares of Series B Stock.

CUSIP NO. 367339-10-8             Schedule 13D                       Page 5 of 8


     The Schedule 13D initially filed on November 19, 1997 (the "Schedule 13D") by Idanta Partners Ltd., The Dunn Family Trust, The Perscila Faily Trust and Jonathan Huberman relating to the common stock, $.10 par value per share (the "Common Stock"), of GateField Corporation (the "Company"), is hereby amended by this Amendment No. 1 as set forth below.

     As of January 1, 1998, The Perscila Faily Trust ("PFT") was no longer a partner of Idanta Partners Ltd., which caused PFT's beneficial ownership of the Common Stock of the Company, as determined in accordance with Rule 13d-3, to thereafter constitute less than 5% of the outstanding Common Stock of the Company. Accordingly, PFT is no longer a Reporting Person, as defined in this
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 as reported in the Schedule 13D is hereby amended as follows:

          (a)-(c) Detailed below are: (i) the name, the state or other place of organization, the principal business, the address of the principal business and the address of the principal office of any Reporting Person enumerated in Instruction C which is a corporation, general partnership, limited partnership, syndicate or other group of persons, and (ii) the name, the residence or business address, the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of any Reporting Person enumerated in Instruction C who is a natural person. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          Reporting Persons

               1)   IDANTA PARTNERS LTD. ("IDANTA")

               Idanta is a Texas limited partnership. Idanta's principal business is investing and reinvesting its assets in securities of all kinds. The principal business address of Idanta, which also serves as its principal office, is 4660 La Jolla Village Drive, Suite 850, San Diego, CA 92122. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each general partner of Idanta are as follows:


   Name of             Residence or Business          Principal Occupation or
   General Partner             Address                       Employment
   -----------------   ------------------------       -------------------------
   Dunn Family Trust   4660 La Jolla Village Dr.      General Partner of Idanta
                       Suite 850
                       San Diego, CA  92122

CUSIP NO. 367339-10-8             Schedule 13D                       Page 6 of 8


   Name of             Residence or Business          Principal Occupation or
   General Partner             Address                       Employment
   -----------------   ------------------------       -------------------------
   Jonathan Huberman   4660 La Jolla Village Dr.      General Partner of Idanta
                       Suite 850
                       San Diego, CA  92122

               2)   DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE ("DFT")

                    See answer above.

               3)   JONATHAN HUBERMAN ("JH")

                    See answer above.

          (d)-(e) None of the entities mentioned above nor any persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Idanta Partners Ltd. is a Texas limited partnership. Dunn Family Trust was established in the State of California. David J. Dunn and Jonathan Huberman are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 as reported in the Schedule 13D is hereby amended as follows:

           On November 10, 1997, Idanta and DFT purchased in a private placement (the "Private Placement") (i) an aggregate of 990,000 shares of Series B Stock of the Company, convertible into an aggregate of 4,536,675 shares of Common Stock, and (ii) Warrants exercisable for an aggregate of 987,773 shares of Common Stock. On January 14, 1998, under the terms of the Private Placement, the Warrants were cancelled and Idanta and DFT purchased an aggregate of 4,536,675 shares of the Common Stock at $1.00 per share. The amount of the funds used by such Reporting Persons to purchase the Series B Stock and Common Stock are as follows:


Reporting                Shares of           Shares of           Total Dollar
Person                Series B Stock        Common Stock          Investment
---------             --------------        ------------         ------------

Idanta ...............    790,000            3,620,175            $7,240,350

DFT ..................    200,000              916,500             1,833,000
                          -------            ---------            ----------

     TOTALS ..........    990,000            4,536,675            $9,073,350



CUSIP NO. 367339-10-8             Schedule 13D                       Page 7 of 8



        The source of the funds used by such Reporting Persons to purchase the Series B Stock and Common Stock was Working Capital. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Series B Stock or the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Paragraph (d) of Item 4 as reported in the Schedule 13D is hereby amended as follows:

        (d) On December 15, 1997, at the Company's 1997 Annual Meeting of Stockholders, the stockholders of the Company elected DJD and JH to the Company's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b), (c) and (e) of Item 5 as reported in the Schedule 13D are hereby amended as follows:

        (a)-(b)

                IDANTA. The aggregate number of shares of Common Stock that Idanta owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,240,350 which constitutes approximately 16.5% of the outstanding shares of Common Stock. Idanta holds sole voting and investment power with respect to such shares exercised by its general partners, DFT and JH. Mr. Dunn, in his capacity as trustee, exercises the voting power vested in DFT.

                DFT. Because of its position as a general partner of Idanta, DFT shares voting and investment power with respect to the 7,240,350 shares held by Idanta with JH, and has sole voting and investment power with respect to the 1,833,000 shares it holds. Accordingly, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be a beneficial owner of 9,073,350 shares of Common Stock in the aggregate, which constitutes approximately 20.3% of the outstanding shares of Common Stock. Mr. Dunn, in his capacity as Trustee, exercises the voting power vested in DFT.

                JH. Because of his position as a general partner of Idanta, JH may be deemed to be the beneficial owner of the 7,240,350 shares of Common Stock beneficially owned by Idanta which constitutes approximately 16.5% of the outstanding shares of Common Stock.

        (c) Other than the transactions reported herein, the Reporting Persons have purchased no shares of Common Stock or Warrants since the filing of the Schedule 13D on November 19, 1997.

        (e) On January 1, 1998, PFT ceased to be the owner of more than five percent of the Company's outstanding Common Stock.

CUSIP NO. 367339-10-8             Schedule 13D                     Page 8 of 8.



        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct. The undersigned have filed this amendment jointly pursuant to the agreement attached as EXHIBIT A to the
Schedule 13D.

DATED: January 16, 1998

                                        IDANTA PARTNERS LTD.


                                        by /s/ David J. Dunn
                                           -----------------------------------
                                           David J. Dunn, Trustee
                                           Dunn Family Trust
                                           General Partner


                                        DUNN FAMILY TRUST


                                        by /s/ David J. Dunn
                                           -----------------------------------
                                           David J. Dunn, Trustee



                                        PERSCILA FAILY TRUST


                                        by /s/ Perscila Faily
                                           -----------------------------------
                                           Perscila Faily, Trustee



                                           /s/ Jonathan Huberman
                                           -----------------------------------
                                           Jonathan Huberman